SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

10 April 2015

AVIVA PLC ("Aviva")

AMENDMENT OF PROPOSED AWARDS TO DIRECTORS

Aviva plc (Aviva) announces that Mark Wilson, Group Chief Executive Officer, and Tom Stoddard, Chief Financial Officer, have decided not to accept the proposed Long Term Incentive Plan (LTIP) award to be made in 2015, which is detailed in the Directors' Remuneration Report (DRR) for the year ended 31 December 2014. The DRR states that it was proposed to make 2015 LTIP awards of 350% of basic salary to Mr Wilson and 250% of basic salary to Mr Stoddard which were within the Company's existing remuneration policy, approved by shareholders in 2014.

As a result of this decision the Board has proposed a revised award under the Aviva LTIP of 300% basic salary to Mr Wilson and 225% of basic salary to Mr Stoddard, which they have both accepted.

Full details of these awards will be published at the time they are made.

Patricia Cross, Chairman of Aviva's Remuneration Committee, said:

"Aviva has received significant shareholder support for its remuneration report, following Aviva's strong financial performance in 2014 and delivery against its strategic objectives. However the Board was disappointed to receive feedback this week from a shareholder voting agency which expressed concern over the proposed LTIP awards, despite the tangible progress made by the management team and the award being within the company's remuneration policy."

Media Enquiries:

Nigel Prideaux                                                                                                +44 (0)207 662 0215

Andrew Reid                                                                                                 +44 (0)207 662 3131

Investor Enquiries:

Colin Simpson                                                                                                +44 (0)207 662 8115

David Elliot                                                                                                    +44 (0)207 662 8048

General Enquiries:

Kirsty Cooper                                                                                                +44 (0)207 662 6646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 April, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary